SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Conmed Healthcare Management, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

20741M03

(CUSIP Number)

James H. Desnick, M.D. Chairman of the Board Medical Equity Dynamics, LLC 370 Ravine Drive Highland Park, IL 60035 Telephone no. (847) 433-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20741M03
1	Name of Reporting Person James H. Desnick, M.D.
2	Check the Appropriate Box if Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Reorganization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,209,870
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,209,870
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,870 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2008 (the “Statement”), as amended, relating to the shares of common stock, $.0001 par value per share (“Common Stock”), of Conmed Healthcare Management, Inc. (the “Company”) and a Warrant issued by the Company to purchase up to 91,570 shares of Common Stock (the “Warrant”), plus such additional number of shares of Common Stock as may become issuable pursuant to the “anti-dilution” provisions of the Warrant.

James H. Desnick, M.D. (“Desnick”) is filing this amendment to report the intention of Desnick, other potential investors and Levine Leichtman Capital Partners, Inc. (“LLCP”) or one of its affiliates to acquire 100% of the outstanding common stock of the Company (excluding the shares of Common Stock held by Desnick) for a cash purchase price of $3.85 per share, or an aggregate purchase price of approximately $57,008,000.

LLCP and each person controlling LLCP (the “LLCP Group”) and Desnick may be deemed to be a group within the meaning of Section13(d)(3) of the Securities Exchange Act of 1934, as amended. The LLCP Group and Desnick have each elected to make their own individual filing of a Schedule 13D with respect to the anticipated transactions described in Items 3 and 4 below. As such, the information with respect to the LLCP Group in this Schedule 13D is limited to the information that Desnick knows or has reason to know.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and restated in its entirety as follows:

On October 14, 2008 Desnick acquired beneficial ownership of 1,177,870 shares of Common Stock of the Company and the Warrant. On June 4, 2009 Desnick purchased an additional 32,000 shares of Common Stock in a private transaction. Desnick financed the acquisition of such shares and Warrant with his personal funds.

Desnick is pursuing a financing plan for Buyer (defined in Item 4) to fund the proposed acquisition described in Item 4 as follows.

First, Desnick and a potential co-investor would rollover into Buyer all of their equity interests in the Company. In addition, Desnick and potential co-investors would provide cash contributions to Buyer. The amounts from the rollover and equity contributions would total approximately $23.26 million. The potential co-investors have not made any commitments to do so.

Second, LLCP would provide $18.5 million of senior debt to Acquisition Co. (defined in Item 4), a newly formed affiliate of Buyer. In addition, LLCP would provide approximately $5.5 million of convertible debt to Holdco (defined in Item 4), a newly formed affiliate of Buyer and Acquisition Co, and certain of Buyer’s potential equity investors would provide approximately $4.0 million of subordinated debt to Holdco.

Third, Buyer would use approximately $11.76 million from the Company’s unrestricted cash on hand.

These potential investment and financing arrangements are not yet complete and are subject to further negotiation and documentation.

LLCP has provided a financing proposal (the “Financing Letter”) in connection with the proposed acquisition described in Item 4. In the Financing Letter, LLCP proposes to provide $18.5 million of senior debt to Acquisition Co. The senior debt would bear interest at a rate of 12.5% per annum and have a term of six years, with a mandatory principal payment of $10.0 million at five years from the date of issuance. The senior debt would have a first priority security lien on substantially all of the Company and its affiliates’ assets and be guaranteed by the Company’s affiliates. LLCP also proposes to provide approximately $5.5 million of convertible debt to Holdco. The convertible debt would bear interest at a rate of 10% per annum, have a term of five years and be convertible into 20.2% of the limited liability company interests of Holdco, at the option of LLCP upon the occurrence of certain triggering events. The convertible debt would have a first priority security lien on substantially all of Holdco and its affiliates’ assets and be guaranteed by the Company. In addition, the Financing Letter provides that certain potential equity investors in Buyer would provide approximately $4.0 million of subordinated debt to Holdco, with an interest rate of 12.5% per annum and a term of seven years.

The transactions described in the Financing Letter are subject to certain conditions, including the satisfactory completion by LLCP of a business and legal due diligence investigation of the Company, the negotiation and execution of definitive documentation and the absence of any material adverse change in the condition (financial or otherwise), business, operations, properties or prospects of the Company.

References to the Financing Letter are qualified in their entirety by the Financing Letter, which is attached as Exhibit 1 and incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and restated as follows:

Desnick initially acquired beneficial ownership of the shares of Common Stock and the Warrant with a view to engage in discussions with management and the Board of Directors of the Company concerning business and future plans of the Company, generally. Desnick currently holds such equity interests for the purpose of acquiring control of the Company.

On May 12, 2011 Desnick submitted to the Company’s Board of Directors a non-binding letter (the “Proposal”) proposing to acquire the Company at a cash purchase price of $3.85 per share of Common Stock, for a total of $57,008,000, based on a fully diluted number of shares equal to 17,068,000. The Proposal contemplates that Desnick and a limited number of other potential investors would form a new company (“Buyer”), which Desnick would control, for the purpose of pursuing the acquisition through a merger. Buyer will then form a new wholly-owned limited liability company (“Holdco”) which will then form a wholly-owned subsidiary (“Acquisition Co.”) which will merge into the Company upon completion of the proposed acquisition. Buyer will own 100% of Holdco and Holdco will own 100% of the entity surviving the merger. The Proposal is subject to the satisfactory completion of a due diligence review of the Company by Desnick and his advisors, the execution of definitive documentation and the cooperation of the Company’s senior managers in entering into contracts to work for the Company for a negotiated period of time.

In the Proposal, Desnick requests that the Company enter into a proposed exclusivity agreement (the “Proposed Exclusivity Agreement”) pursuant to which the Company will not, among other things, solicit, initiate or encourage the submission of proposals or offers relating to the acquisition of the Company’s securities until the earlier of 30 days after it enters into the Proposed Exclusivity Agreement or the date on which a definitive agreement with respect to the Proposal is entered into.

If the acquisition is consummated, the Common Stock will no longer be traded on the NYSE Amex and the registration of the Common Stock under Section 12 of the Exchange Act will be terminated.

References to the Proposal are qualified in their entirety by the Proposal, which is attached as Exhibit 2 and incorporated by reference. References to the Proposed Exclusivity Agreement are qualified in their entirety by the Proposed Exclusivity Agreement, which is attached as Exhibit 3 and incorporated by reference.

Desnick cannot provide any assurances that any agreement with the Company relating to the proposed acquisition will receive approval from the Board of Directors or that the proposed acquisition will be completed. The Proposal provides that no binding obligation on the part of the Company, the Buyer, Desnick or LLCP shall arise with respect to the proposed acquisition unless and until definitive agreements have been executed and delivered.

Except for Desnick’s plans and proposals as set forth in the Financing Letter, the Proposal and the Proposed Exclusivity Agreement, Desnick does not have any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A (although Desnick reserves the right to develop such plans).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Items 3 and 4 of this Schedule 13D/A are incorporated herein by reference.

Pursuant to the Financing Letter, Desnick has agreed to vote the shares of Common Stock of the Company that he beneficially owns in favor of, among other things, the approval of the transactions contemplated in the Proposal and against, among other things, any action that could reasonably be expected to interfere with the consummation of the transactions contemplated in the Proposal until the earlier of the time at which (i) such transactions are consummated, (ii) the Financing Letter is terminated or (iii) the Company enters into a definitive acquisition agreement with a party that is not affiliated with Desnick, so long as either LLCP or Desnick has provided written notice to the other party that it does not intend to proceed with a transaction pursuant to the Financing Letter (the “Effective Period”). Additionally, the Financing Letter provides that Desnick will not solicit or encourage inquiries or proposals from, or engage in any discussions with, any third parties relating to the Proposal or any financing aspect of the Proposal during the Effective Period. The Financing Letter further provides that, during the Effective Period,

Desnick will not sell or otherwise dispose of any shares of Common Stock except as contemplated by the Financing Letter or if consented to in writing by LLCP. Desnick further agreed in the Financing Letter to reimburse LLCP for certain of its transaction expenses regardless of whether the transactions contemplated in the Proposal are consummated.

Item 7.	Material to Be Filed as Exhibits.

The following are filed herewith as exhibits to this Schedule 13D/A:

Exhibit 1 –	Letter dated May 12, 2011 from LLCP to Desnick

Exhibit 2 –	Letter dated May 12, 2011 from Desnick to Gleacher & Company Securities, Inc., on behalf of the Board of Directors

Exhibit 3 –	Proposed Exclusivity Agreement between the Company and Desnick

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2011	/s/ James H. Desnick
James H. Desnick, M.D.